X AB 3/18

15025045

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED SEC MAIL PROCESSING
MAR 0 2 2015
WASH., D.C. 201 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68578

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOTO CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 PARK AVENUE, SUITE 2607
(No. and Street)

NEW YORK (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MORIHIKO GOTO 212-634-9938
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL R. SULLIVAN & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, PC
(Name -- *if individual, state last, first, middle name*)

1140 FRANKLIN AVENUE (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2015
02 REGISTRATIONS BRANCH

AB 3/19

OATH OR AFFIRMATION

I, MORIHIKO GOTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOTO CAPITAL MARKETS, INC., as of December 31 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHRISTOPHER R DUNNE
Notary Public - State of New York
NO. 01DU6259747
Qualified in New York County
My Commission Expires 04/16/2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOTO CAPITAL MARKETS, INC.

Statement of Financial Condition

(WITH INDEPENDENT AUDITORS' REPORT)

DECEMBER 31, 2014

GOTO CAPITAL MARKETS, INC.
DECEMBER 31, 2014

TABLE OF CONTENTS

	Page
Facing Page to Form X-17A-5	1
Affirmation of Officer	2
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Financial Statements	5-8

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Goto Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Goto Capital Markets, Inc. (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Goto Capital Markets, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Goto Capital Markets, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Goto Capital Markets, Inc., Exemption Report

We as members of management of Goto Capital Markets Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) and (k)(2)(ii)). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) and (k)(2)(ii)).

(2) We met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

Goto Capital Markets, Inc.

I, Morihiko Goto, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

February 27, 2015

CONFIDENTIAL

GOTO CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets	
Cash and cash equivalents	$ 90,100
Total Current Assets	90,100
Other Assets	
Employee loans and advances	88,684
Accounts receivable	68,250
Security deposit	3,000
Prepaid expenses	2,516
Total Other Assets	162,450
Total Assets	$ 252,550

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 34,345
Total Current Liabilities	34,345
Member's Equity	218,205
Total Liabilities and Member's Equity	$ 252,550

See accompanying notes to financial statements.

GOTO CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 - Nature of Operations

GOTO CAPITAL MARKETS, INC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participated in debt and equity underwritings since its inception. As of December 4, 2014, the Company amended their membership agreement to commence business under the $5,000 minimum net capital. The Company participates mainly in private placements and acting as a selling group member.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes underwriting revenues in accordance with the provisions of the respective agreements.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 4 - Commitments

The Company leases office space under a lease with a six month renewable term through January 31, 2015. The Company renewed its lease for an additional twelve months on February 1, 2014 at $4,000 per month.

Rent expense for the year ended December 31, 2014 was approximately $52,839.

The Company has a $3,000 deposit with the landlord.

Note 5 - Net Capital Requirement

At December 31, 2014, the Company's net capital was approximately $61,215 which was approximately $56,215 in excess of its minimum requirement of $5,000 SEC Rule 15C3-1.

Note 5 - Net Capital Requirement (continued)

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Note 6 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Note 6 - Fair Value (continued)

> Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets
>
> Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
>
> Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

Note 8 – Related Party Transactions

The Company (the "Lender") has a loan agreement with Morihiko Goto, (the "Borrower"), whereby the borrower promises to pay to the Lender the principal sum of $88,684 on October 15, 2018 (the "Maturity Date") and to pay interest on the outstanding principal amount of this Note. The "Interest Rate" shall be the sum of (A) the three-month LIBOR rate for the quarterly period then in effect, as published in the Wall Street Journal's listing of "Money Rates" and (B) 2.75%.